Exhibit 99.1

Aphria Inc. Doubles Production Capacity After Receiving Cultivation Licence for Aphria Diamond

Aphria Diamond adds 140,000kg of annualized cannabis production Aphria Inc. now has total annualized production capacity of 255,000kg

LEAMINGTON, ON, Nov. 4, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced it has received a cultivation licence from Health Canada for Aphria Diamond, the Company's second Leamington, Ontario cannabis greenhouse facility, bringing an additional 1,300,000 square feet of production space with an annual growing capacity of 140,000kg. Combined with the Company's Aphria One facility and its subsidiary Broken Coast Cannabis, the Company now has more than 2,400,000 square feet of cultivation space capable of reaching a total annualized production capacity of 255,000kg.

"We are extremely pleased to receive the licence for our long-awaited Aphria Diamond facility, which more than doubles our Canadian production capacity," said Irwin D. Simon. "Reaching industry-leading production levels coinciding with the expansion into new categories and new opportunities for cannabis in Canada and around the world is a transformative moment for Aphria Inc."

Aphria Diamond is a 51%-owned subsidiary of Aphria Inc., through which the Company has partnered with Double Diamond, a company with multi-generational expertise in the commercial greenhouse industry. Aphria Diamond is situated on a 100-acre campus with a brand-new greenhouse facility covering 1,300,000 square feet that has been retrofit for the cultivation of cannabis.

Aphria Diamond features the industrial-scale automation technology that is the hallmark of Aphria One's Part IV and V expansions. The in-house designed automation will handle cultivation functions including transplanting cuttings, transporting plants through harvesting, de-budding and trimming, drying and curing, and waste disposal.

"We believe the introduction of our proprietary automation technology at Aphria Diamond will provide us with the ability to cultivate high-quality cannabis with great efficiency and at an unprecedented scale," continued Simon. "As we remain focused on sales growth and profitability, this unique advantage is expected to enable Aphria to continue to create long-term value and drive the evolution of the industry through innovation and the development of leading brands."

We Have A Good Thing Growing

About Aphria Inc.
Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to expected production capacity and the expected impact of the Company's proprietary automation technology at Aphria Diamond. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria Inc. to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive and should carefully review the various risks and uncertainties identified in the Company's filings on SEDAR and EDGAR. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications & Public Affairs, Aphria Inc., tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 06:00e 04-NOV-19